BD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06004975

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SEC FILE NUMBER
8- 065778

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shareholders Service Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9845 Erma Road Suite 312
(No. and Street)

San Diego (City) California (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mangan (858)530-1031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

SEC MAIL ROOM / MAR 0 1 2006 / WASH. D.C. 185

PROCESSED
JUN 0 2 2006 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Mangan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shareholders Services Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of ________________
County of ________________
Subscribed and sworn (or affirmed) to before me this ____ day of _____, _____

____
Notary Public

See attached

____
Signature

President & CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________
Signature of Document Signer No. 1 ______________________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

17th day of January, 2002, by
Date Month Year

(1) Peter Mangan,
Name of Signer

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

[signature]
Signature of Notary Public

SHELLEY POWELL
Commission # 1604743
Notary Public - California
San Diego County
My Comm. Expires Sep 5, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Shareholders Service Group, Inc.

We have audited the accompanying statement of financial condition of Shareholders Service Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shareholders Service Group, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and is in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2006

*We Focus & Care*SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Shareholders Service Group, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 105,429
Deposits at clearing organization	100,000
Accounts receivable	8,039
Marketable securities, at market value	109,050
Prepaid expenses	3,475
Furniture, fixtures, and equipment, net	12,893
Intangible assets, net	20,138
Total assets	$ 359,024

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 11,314
Payable to shareholders	990
Payable to clearing organization	80,922
Payroll taxes payable	16,578
Total liabilities	109,804
Stockholders' equity	
Common stock, $1 par value, 1,000,000 shares authorized, 163,872 issued and outstanding	163,872
Additional paid-in capital	273,971
Accumulated deficit	(188,623)
Total stockholders' equity	249,220
Total liabilities and stockholders' equity	$ 359,024

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions income	$ 315,105
Interest and dividends	20,412
Other income	44,886
Net dealer inventory and investment gains (losses)	6,979
Total revenues	387,382
Expenses	
Employee compensation and benefits	229,252
Occupancy	23,272
Taxes, other than income taxes	19,424
Other operating expenses	114,418
Total expenses	386,366
Income (loss) before income taxes	1,016
Total income tax provision	800
Net income (loss)	$ 216

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2005	$ 160,075	$ 270,768	$(188,839)	$ 242,004
Reclassification	2,997	(2,997)	–	–
Issuance of 800 shares of common stock	800	6,200	–	7,000
Net income (loss)	–	–	216	216
Balance, December 31, 2005	$ 163,872	$ 273,971	$ (188,623)	$ 249,220

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 216
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 4,504	
Amortization	8,055	
(Increase) decrease in:		
Accounts receivable	(2,565)	
Marketable securities	(85,443)	
Prepaid expenses	726	
(Decrease) increase in:		
Accounts payable and accrued expenses	5,562	
Payable to clearing organization	79,606	
Payable to shareholders	(5,300)	
Payroll taxes payable	8,766	
Total adjustments		13,911
Net cash and cash equivalents provided by (used in) operating activities		14,127
Cash flows from investing activities:		
Proceeds from sale of furniture, fixtures & equipment	2,252	
Purchase of furniture, fixtures & equipment	(3,504)	
Net cash and cash equivalents provided by (used in) investing activities		(1,252)
Cash flows from financing activities:		
Proceeds from issuance of common stock	800	
Proceeds from additional paid-in capital	6,200	
Net cash and cash equivalents provided by (used in) financing activities		7,000
Net increase (decrease) in cash and cash equivalents		19,875
Cash and cash equivalents at beginning of year		85,554
Cash and cash equivalents at end of year		$ 105,429

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Shareholders Service Group, Inc. (the "Company"), was incorporated in the State of California on September 30, 2002 as Shareholder Services Group, Inc. On May 7, 2003 the Company changed its name to Shareholders Service Group, Inc. to prevent a conflict in the State of Texas, where a company of the same name was already doing business. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer securities, and trades on a fully disclosed basis through Pershing, LLC. Commission income is derived from securities transactions and other securities fees.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company's investments in marketable securities are held principally for the purpose of performing transaction demonstrations and proprietary investments. These securities are valued at market value on the statement of financial condition. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts.

Furniture, fixtures and equipment are stated at cost. The Company depreciates its furniture, fixtures and equipment using the straight line method of depreciation over the property and equipment's useful lives of five to seven years.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets consist of organization and pre-operating costs, and are being amortized on a straight-line basis over 60 months.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock and mutual funds with the fair market value of $86,746 and $22,304, respectively. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized losses of $ 1,432, and realized gains of $8,411.

Note 3: FURNITURE, FIXTURES, AND EQUIPMENTS, NET

The furniture, fixtures, and equipment are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 1,221	7
Equipment	21,696	5
	22,917	
Less accumulated depreciation	(10,024)	
Furniture, fixtures, and equipment, net	$ 12,893	

Depreciation expense for the year ended December 31, 2005 was $4,504.

Note 4: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $100,000 with Pershing, LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 5: INTANGIBLE ASSETS, NET

Intangible assets at December 31, 2005 are carried at cost and consist of the following

		Amortization Periods
Pre-operating costs	$ 38,756	5 years
Organization costs	1,520	5 years
	40,276	
Less accumulated amortization	(20,138)	
Organization costs, net	$ 20,138	

Amortization expense for the year ended December 31, 2005 was $8,055.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 7: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 23,272

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $188,317 which was $138,317 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($109,804) to net capital was 0.5 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $8,040 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2005.

Net capital per unaudited schedule		$ 196,357
Adjustments:		
Non-allowable assets	(8,039)	
Rounding	(1)	
Total adjustments		8,040
Net capital per audited statements		$ 188,317

Shareholders Service Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 163,872	
Additional paid-in capital	273,971	
Accumulated deficit	(188,623)	
Total stockholder's equity		$ 249,220
Less: Non-allowable assets		
Accounts receivable	(8,039)	
Intangible assets, net	(20,138)	
Furniture, fixtures & equipments, net	(12,893)	
Prepaid expenses	(3,475)	
Total non-allowable assets		(44,545)
Net capital before haircuts		204,675
Less: Haircuts and undue concentration		
Haircuts on securities	(16,358)	
Total haircuts and undue concentration		(16,358)
Net Capital		188,317
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,320	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 138,317
Ratio of aggregate indebtedness to net capital	0.58: 1	

There was a difference of $8,040 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2005. See Note 10.

See independent auditor's report.

Shareholders Service Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Shareholders Service Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Shareholders Service Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Shareholders Service Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Shareholders Service Group, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Shareholders Service Group, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2006

CRD # 125226

Shareholders Service Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005